EXHIBIT 99.3

TSMC SELECTS ASML FOR INDUSTRY'S FIRST IMMERSION TOOL ORDER


SEMICON JAPAN, Tokyo, Japan - December 3, 2003 - ASML Holding NV (ASML) today announced it received the industry's first order for an immersion lithography system from long-term partner Taiwan Semiconductor Manufacturing Company
(TSMC). The new tool - ASML's TWINSCAN(TM) XT:1250i - is a high productivity, immersion scanner for production applications. Delivery is slated for Q3 2004. No financial details of the sale are being disclosed.

TSMC, the world's largest independent semiconductor foundry, has been an industry driver of immersion lithography, which replaces the air between the wafer and the lens with fluid to improve depth of focus and extend existing wavelengths to higher resolution nodes. The market for immersion lithography tools is projected to go from zero to US$ 230 million by 2005, according to industry analysts.

"ASML is committed to delivering the right tool, to the right customer at the right time. We are pleased that TSMC selected ASML's TWINSCAN systems to enable their immersion technology program," said Doug Dunn, president and CEO, ASML. "Many of the chip manufacturers with whom we work are interested in immersion as it provides an alternative solution to support their roadmaps and enriches their investments. ASML is pleased to have the technology and know how to make immersion a commercial reality."

"Immersion technology will increase the process window of our most advanced applications. The XT:1250i allows TSMC to start using immersion technology in a manufacturing environment," said Dr. Burn Lin, senior director of TSMC's micropatterning technology division.

The XT:1250i is the immersion version of ASML's recently announced TWINSCAN XT:1250, geared for advanced production. TSMC will use the XT:1250i to test and develop immersion technology as a volume manufacturing solution. Additionally, ASML has a demonstration / development immersion tool available in its Veldhoven Research and Development Center.

ASML has a unique competitive advantage in immersion techniques due, in part, to the dual-stage design of its TWINSCAN system. Wafer measurement - including focus and overlay - is completed in the dry stage (the metrology station) while the imaging process, using immersion fluid applied between the wafer and the lens, is completed in the other, wet stage (the exposure station). The dual-stage advantage of TWINSCAN systems enables customers to gain the process enhancements of immersion and to continue with familiar and proven metrology.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
+31.40.268.5758
+31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655